KOLDECK INC.

800 North Rainbow Blvd. Ste. 208,

Las Vegas, NV 89107

Tel. (702) 703-7133

Email: koldeck@yandex.com

November 23, 2016

Mr. Gregory Dundas

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Koldeck Inc.

       Registration Statement on Form S-1

       Filed September 22, 2016

       File No. 333-213744

Dear Mr. Dundas,

Pursuant to the phone conversation with our Attorney at Law (Matheau J. W. Stout, Esq.), held on November 9, 2016, Koldeck Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") with the new auditor’s consent and 5.1 legal opinion in response to the Commission's oral comments.

Please direct any further comments or questions you may have to the company at koldeck@yandex.com

Thank you.

Sincerely,

/S/ Svetlana Mazur

Svetlana Mazur, President